SCHEDULE A
Transactions in the Securities of the Issuer in the Last 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

STAR EQUITY FUND, LP

5	$8.26	6/9/2025
205	$8.51	6/30/2025
27	$8.51	7/7/2025
1	$8.51	7/8/2025
40	$8.51	7/9/2025
1	$8.51	7/11/2025
42	$8.51	7/14/2025
1	$8.51	7/15/2025
578	$8.51	7/16/2025
22	$8.51	7/18/2025
470	$8.51	7/21/2025
398	$8.51	7/29/2025
97	$8.51	7/30/2025
(1,186)	$11.22	8/4/2025

1 The prices reported in this column are weighted average prices. Star Equity Fund, LP undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.